Exhibit 99.2

ASML Successfully Places Eurobond Offering for EUR 750 Million

VELDHOVEN, the Netherlands, 12 September 2013—ASML Holding N.V. (ASML) today announces that it has successfully placed a Eurobond offering of EUR 750 million Senior Notes due 2023.

The transaction is part of ASML’s commitment to actively manage its debt maturity profile.

The bonds have been priced at an issue price of 99.101 percent and a coupon of 3.375 percent with settlement on 19 September 2013.

This press release is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The bonds discussed in this press release have not been, and will not be registered under the U.S. Securities Act 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Contacts

ASML

Lucas van Grinsven

Communication Worldwide | Corporate

corpcom@asml.com

+31.40.268.3949

ASML

Craig DeYoung

VP Investor Relations Worldwide

craig.deyoung@asml.com

+1.480.696.2762

ASML

Franki D’Hoore

Director Investor Relations

franki.dhoore@asml.com

+31.40.268.6494